Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 11, 2016

Jay Ingram, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Tecnoglass Inc.

Post-effective Amendment No. 3 to Form S-1 on Form S-3

Filed November 11, 2015

   File No. 333-193882

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 19, 2015, relating to the above-captioned Post-Effective Amendment No. 3 to Form S-1 on Form S-3 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Post-Effective Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Post-Effective Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please revise to ensure that the number of shares being registered for resale is consistent throughout your filing. We note that while your prospectus cover page discloses that you are reselling 6,081,686 shares, the shares for resale in your selling securityholders table adds up to 6,359,394.

We have revised the disclosure in the Registration Statement as requested.

Where You Can Find Additional Information, page 31

2.	We note that you have not properly incorporated Exchange Act filings made between the date of the initial registration statement on Form S-3 and prior to effectiveness. Please revise your disclosure to specifically incorporate by reference all required filings, including amended filings such as your Form 10-K/A, made since the date the Form S-3 was initially filed. For further guidance, see Securities Act Forms CD&I 123.05.

Securities and Exchange Commission

March 11, 2016

We have revised the disclosure in the Registration Statement as requested.

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG:kab

Enclosures

cc: Mr. Jose Daes